UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Appointment of a New Director to the Board of Directors

On September 15, 2010, the Board of Directors (the “Board”) of Vuance Ltd. (the “Company”) appointed Sigma Wave Ltd., a company incorporated under the laws of the State of Israel, duly registered with the Companies Registrar of Israel under No. 51-384052-0, whose principal place of business is located at Abba Eban Blvd., Herzliah 46733, Israel, to serve as a director on the Board until the conclusion of the Company’s next annual general meeting of shareholders, in accordance with Section 235 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Sigma Wave Ltd. has appointed Mr. Arie Trabelsi to act on its behalf as a director of the Company in accordance with Section 236(a) of the Israeli Companies Law.

Change in the Beneficial Ownership of Certain Securities

To the Company’s knowledge, Sigma Wave Ltd. entered into an agreement as of September 16, 2010 (the “Purchase Agreement”), with Brevan Howard Master Fund Limited (“BHMF”), the holder of:  (i) a $2,500,000.00 convertible bond issued by the Company on November 16, 2006 (as amended by Amendment Agreement, dated November 28, 2007 (“Amendment No. 1”); Amendment Agreement and Bond, dated June 30, 2008 (“Amendment No. 2”); and Amendment Agreement and Bond, dated August 12, 2009 (“Amendment No. 3”)) (the “Convertible Bond”), and (ii) a warrant to purchase ordinary shares of the Company, dated November 16, 2006 (as amended by Amendment No. 2 and Amendment No. 3) (the “Warrant”).  To the Company’s knowledge, pursuant to the Purchase Agreement, BHMF transferred and assigned to Sigma Wave Ltd., all of BHMF’s right, title and interest in and to the Convertible Bond and the Warrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer

Date: September 21, 2010